

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 21, 2016

Shuisheng Zhu
President and Treasurer
Rizzen, Inc.
201-5, Xin Jia Garden
Heng Qing Village
Zhuhai, China 519000

> **Re:** **Rizzen, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2016**
> **File No. 333-209900**

Dear Mr. Zhu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2016 letter.

General

1. We note your response to comment 3 and re-issue the comment. In this regard, it appears that your operations are limited to two contracts you entered into in March 2016. We also note your response regarding management's experience, your company's devotion of time to development of your business, the investigation of market demand for electronic toys and that you have purchased assets to help your business activity. Without further information, these actions do not support the conclusion that your company is not a shell company and suggest that your company has no or only nominal operations and, combined with the nature of your assets, we continue to believe that your company is a shell company. If you have additional information that you believe disqualifies your

company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

<u>All Of Our Electronic Toys (sic) Purchases Will Be Made. . ., page 8</u>

2.   We note that your company is totally dependent on a limited number of wholesale suppliers located in China. Please disclose the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Also, please disclose the existence of any agreements with your principal suppliers and what considerations you have given to filing the agreement(s) as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

<u>Because Our President, Treasurer, and Director will Own. . ., page 9</u>

3.   This risk factor, as amended, seems to presuppose that if all of the shares offered are sold, Mr. Zhu and Mr. Deshin will collectively and uniformly vote their shares in the same way in future proposed corporate transactions and other matters. Please revise this risk factor to remove any reference that suggests that Mr. Zhu and Mr. Deshin together will make and control corporate decisions by virtue of their combined ownership in the Company or tell us the basis for this statement.

<u>Description of Business, page 18</u>

4.   We note on page 5 that you entered into contractual agreements with Bolleot Schpile, LLC and CranKind Parrell, LLC and have generated $5,100 in combined revenue as a result. However, we note your statements on:

- page 8 that you anticipate incurring increased operating expenses without realizing any revenues;

- page 15 that you have not generated revenues and no revenues are anticipated until you complete our initial business development; and

- page 18 that you are a development stage company and have not earned any revenue.

Please reconcile these inconsistencies and any other statements throughout your registration statement that suggest you have not earned revenue and will not earn revenue until the completion of your business development plan.

<u>Directors, Executive Officers, Promoters and Control Persons, page 20</u>

5.   We note your revised disclosure indicating that Mr. Zhu's self-employment and role as senior partner of "Haunquoghang" will compete with your interests. Please enhance your disclosure to state how Mr. Zhu will resolve these conflicts when they arise.

<u>Financial Statements</u>

<u>General</u>

6.   We have read your response to comment 20. You state on page 8 that your operations are concentrated in China. We also note the address on the front cover of Form S-1 and on page 13 in which you disclose that your executive office is based in China. Please explain the extent to which your future operations will be subject to Chinese laws or regulations. To the extent you do not believe Chinese laws or regulations apply or will limit your ability to access foreign markets, tell us the basis for your belief. Lastly, please also provide us an organization chart and specifically tell us if you have any variable interest entities in your structure. We may have further comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products